UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2015

OR

[ ]	Transition Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 1-3822

A. Full title of the Plan:
Campbell Soup Company 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Campbell Soup Company
Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 16 pages including exhibits. An index of exhibits is on page 15.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrative Committee
Campbell Soup Company 401(k) Retirement Plan
We have audited the accompanying statement of net assets available for benefits of Campbell Soup Company 401(k) Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Campbell Soup Company 401(k) Retirement Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Philadelphia, Pennsylvania
June 23, 2016

Campbell Soup Company
401(k) Retirement Plan
Statement of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments
Investments, at fair value	$1,002,637,237	$1,003,646,835
Total Investments	1,002,637,237	1,003,646,835
Receivables
Notes receivable from participants	16,145,468	15,834,431
Total Receivables	16,145,468	15,834,431
Total Assets	1,018,782,705	1,019,481,266
Liabilities	—	—
Net assets available for benefits	$1,018,782,705	$1,019,481,266
The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company
401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2015	2014
Additions:
Investment income:
Net appreciation in fair value of investments	$12,756,441	$23,072,850
Dividends	35,288,354	36,454,331
Other income	97,229	64,833
Total investment income	48,142,024	59,592,014
Interest on notes receivable from participants	909,022	838,986
Contributions:
Employer	29,852,101	28,900,094
Participants	48,936,839	50,138,078
Total contributions	78,788,940	79,038,172
Total additions	127,839,986	139,469,172
Deductions:
Benefits paid to participants	127,887,807	98,774,254
Administrative fees	650,740	620,587
Total deductions	128,538,547	99,394,841
Net (decrease) increase in net assets available for benefits	(698,561)	40,074,331
Net assets available for benefits:
Beginning of year	1,019,481,266	979,406,935
End of year	$1,018,782,705	$1,019,481,266
The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company 401(k) Retirement Plan
 Notes to Financial Statements
December 31, 2015 and 2014

Note 1 – Description of the Plan
The following brief description of the Campbell Soup Company 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan covering employees at all domestic locations of Campbell Soup Company (“Campbell” or the “Company”), and certain of the Company’s subsidiaries and certain other former employees. All of the Company’s full time employees and those part time employees with scheduled hours greater than or equal to 20 hours per week are eligible to participate in the Plan effective the first day of work with the Company. All other employees are eligible to participate after they have completed 1,000 hours of service in a given anniversary year.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration of Plan Assets
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company (the “Administrative Committee”). The Mercer Trust Company (the “Trustee”) has been appointed by the Administrative Committee to safeguard the assets of the Plan. The Trustee is responsible to invest funds received from contributions, investment sales, interest, and dividend income and make distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Mercer HR Services was appointed by the Administrative Committee to provide record-keeping services. On December 31, 2015, Mercer HR Services' defined contribution administration business was divested to Transamerica Retirement Solutions. Transamerica Retirement Solutions is currently the record-keeper for the Plan.
Employer Contributions
The Company provides a matching contribution of 100% on up to 4% of an employee’s earnings, as defined, for all eligible non-union participants and union participants. In addition, the Company provides a 3% non-elective contribution to all eligible non-union employees hired or rehired after December 31, 2010, eligible union employees at the Paris, TX facility who attained seniority on or after January 1, 2012, eligible employees at the Napoleon, OH facility who attained seniority on or after October 22, 2006, and all eligible employees of the Company’s Stockpot subsidiary regardless of hire date. All Company contributions to the Plan are initially invested in the corresponding Vanguard Target Retirement Fund based on the participant’s expected retirement date unless this election is changed by the participant.

Employee Contributions
Participant contributions to the Plan are made through payroll deductions and credited to their individual accounts. All newly hired or re-hired eligible employees are automatically enrolled in the Plan at a before-tax contribution rate of 4% of earnings, as defined, unless an election is made by the participant to participate at a different rate. If employees do not want to participate, they must notify the Trustee and elect not to enroll in the Plan. Earnings are defined by the Plan and the Internal Revenue Code, as amended (“IRC”).
In addition, the total after-tax contribution each pay period, when combined with the before-tax contribution and any catch-up contributions, cannot exceed 50% of the participant’s compensation, as defined in the Plan. Catch-up contributions are excess before-tax contributions available to those participants age 50 and older, by the end of the calendar year. However, in accordance with the IRC, the amount of a participant’s before-tax contribution was limited to $18,000 ($24,000 including a catch-up contribution) and $17,500 ($23,000 including a catch-up contribution) in calendar years 2015 and 2014, respectively. Participants also may roll over distributions from other qualified defined benefit or defined contribution plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. Certain administrative expenses triggered by a participant’s actions, such as loan expenses, are charged to the individual participant’s account and a quarterly recordkeeping fee is charged to all participants’ accounts. The benefit for which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participants can receive dividends paid on the Company’s stock held in the Campbell Soup Company Stock Fund as cash or reinvest the dividends back into the Campbell Soup Company Stock Fund. In 2015 and 2014, dividends paid in cash were $476,639 and $522,592, respectively, and were included in dividend income on the Statement of Changes in Net Assets Available for Benefits.
Vesting
Participants are immediately vested in their contributions and in all Company contributions plus actual earnings thereon.

Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note terms range from one year to five years. Prior to the merger of the Stockpot 401(k) plan with this Plan effective January 1, 2011, notes in the former Stockpot 401(k) plan were available for an extended term if they were used for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear an interest rate that is two points above the prime rate in effect on the last business day of the month immediately preceding the month in which the note is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 5.25% to 10.50% per annum at December 31, 2015 and December 31, 2014.
Payment of Benefits
Participants may take a withdrawal of the value of the interest in their account upon retirement, termination of employment, or death. Participants who are still actively working at the Company may take a withdrawal from their after-tax and Company match accounts if the monies were held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 ½ or older may also take a withdrawal from their before-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their before-tax contributions. A six-month suspension of participant contributions is required for all hardship transactions. Normally, any amount withdrawn before age 59 ½ (other than after-tax contributions) is subject to a 10% early withdrawal penalty tax on the amount withdrawn.
Participants who leave employment of the Company and are under age 55 can take a lump sum distribution or defer payment until April 1 following the year in which they turn age 70 ½. Participants who leave employment with the Company at or after age 55 can take a lump sum distribution, installments, or defer payments until the April 1 following the year in which they turn age 70 ½.
Forfeited Accounts
The balance of forfeited accounts totaled $264,679 and $380,897 at December 31, 2015 and 2014, respectively. Forfeitures result from the non-vested accounts of participants that terminated prior to 2014, missing participants, and uncashed checks. These accounts will be used to reduce future Company matching contributions and pay other permitted Plan expenses. In 2015 and 2014, $20,140 and $50,470, respectively of forfeited nonvested accounts were used to reduce the Company’s matching contributions.

Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options provided in the Plan, which include mutual funds and the Campbell Soup Company Stock Fund. Contributions of participants who do not elect to direct their contributions to the Plan’s various investment options are automatically enrolled into the Vanguard Target Retirement Funds, based on their expected retirement date.
Note 2 – Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Interest on notes receivable from participants is recorded in the investment option from which the note originated. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.
Recent Accounting Pronouncement
In July 2015, the FASB issued three part guidance of which Part II eliminates the disclosure of individual investments that represent five percent or more of net assets available for benefits and the disclosure of net appreciation (depreciation) for investments by general type, requiring only presentation of net appreciation (depreciation) in investments in the aggregate. The new guidance is to be applied retrospectively and is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Plan early adopted the guidance as of December 31, 2015. The adoption resulted in the elimination of disclosures related to individual investments that represent five percent or more of the assets available for benefits and net appreciation (depreciation) for investments by general type. Parts I and III of the guidance do not impact the Plan.
Note 3 – Related-Party and Party In Interest Transactions
Shares of Company common stock included in the Campbell Soup Company Stock Fund are offered as a Plan investment to participants. Additionally, the Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions. Total sales at market value related to Campbell Soup Company common stock for 2015 and 2014 were $17,498,993 and $12,493,675, respectively. Total contributions into the Campbell Soup Company Stock Fund for 2015 and 2014 were $7,996,101 and $8,637,205, respectively.
Certain of the Plan's investments are managed by the Trustee, and therefore, these transactions qualify as party in interest transactions. Fees incurred by the Plan for investment manager services are included in net appreciation in the fair value of the investment.
Certain administrative functions of the Plan are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan for their services.
Note 4 – Fair Value Measurements
Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When available, the Company uses unadjusted quoted market prices to measure the fair value and classifies such items as Level 1. If quoted market prices are not available, the Company bases fair value upon internally developed models that use current market-based or independently sourced market parameters such as interest rates and currency rates. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The levels of the fair value hierarchy are as follows:
Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.
Level 3: Unobservable inputs, which are valued based on estimates of assumptions that market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize the Plan’s investments that are measured at fair value on a recurring basis:

	Fair Value as of December 31, 2015	Fair Value Measurements at December 31, 2015 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$281,931,099	$281,931,099	$—	$—
Target funds	254,391,865	254,391,865	—	—
Index funds – equity	117,017,232	117,017,232	—	—
Index funds – fixed income	35,796,387	35,796,387	—	—
Fixed income funds	20,757,865	20,757,865	—	—
Money market fund	63,969,143	63,969,143	—	—
Total Mutual Funds	773,863,591	773,863,591	—	—
Campbell Soup Company Stock Fund	228,773,646	—	228,773,646	—
Total	$1,002,637,237	$773,863,591	$228,773,646	$—

	Fair Value as of December 31, 2014	Fair Value Measurements at December 31, 2014 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$305,072,541	$305,072,541	$—	$—
Target funds	250,448,009	250,448,009	—	—
Index funds – equity	120,880,709	120,880,709	—	—
Index funds – fixed income	35,131,591	35,131,591	—	—
Fixed income funds	24,068,575	24,068,575	—	—
Money market fund	58,668,762	58,668,762	—	—
Total Mutual Funds	794,270,187	794,270,187	—	—
Campbell Soup Company Stock Fund	209,376,648	—	209,376,648	—
Total	$1,003,646,835	$794,270,187	$209,376,648	$—
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Mutual funds – These investments are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. These investments are classified as Level 1.
The Campbell Soup Company Stock Fund –The fund is a unitized stock fund that consists of Campbell Soup Company common stock and investments in a temporary investment fund to provide liquidity for daily trading. As of December 31, 2015 and 2014, the Campbell Soup Company Stock Fund holds 4,289,627 and 4,700,971 shares, respectively, of Campbell Soup Company common stock with a fair value of $225,419,899 and $206,842,724, respectively. Fair value of the fund is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA.
Note 6 – Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 17, 2013 that the Plan is designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7 – Risks and Uncertainties
The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, market risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of risk is dependent upon funds selected by participants. The following table shows details on investments that represent a concentration of greater than 10% of the Plan’s net assets:

	December 31, 2015		December 31, 2014
Investments	Balance	% of Net assets	Balance	% of Net assets
Campbell Soup Company Stock Fund	$225,419,899	22%	$206,842,724	20%
American Funds Growth Fund of America	$134,296,984	13%	$139,827,522	14%
Due the concentration of investments denoted above, in addition to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Note 8 – Plan Amendments and Fund Changes
On August 1, 2015, the Vanguard Target Date Funds with an “Investor” share class and an expense ratio of 0.18%, 0.17% or 0.16% (depending on the year of the target date fund) was transitioned to the new Vanguard Target Date Funds with an “Institutional” share class and a 0.10% expense ratio for all of the target date funds. The underlying investments in the funds remained the same.
In December 2015, the Plan was amended to add Kelsen Inc. as a participating subsidiary of the Company to the Plan beginning on January 1, 2016.
Note 9 – Subsequent Events
Effective January 1, 2016, the Plan was amended and restated to incorporate all amendments prior to submitting the Plan for redetermination of its tax-qualified status. Subsequently, the Plan was submitted to the IRS for redetermination of its tax-qualified status.

Supplemental Schedule

Campbell Soup Company
401(k) Retirement Plan
Attachment to 2014 Form 5500
Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2015
EIN: 21-0419870 PN: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	American Funds Euro Growth Fund	Mutual Fund	N/R	$39,693,804
	Pimco Real Return Fund	Mutual Fund	N/R	4,784,712
	Vanguard Ext Market Index Fund	Mutual Fund	N/R	18,865,667
	Vanguard Total Bond Market Index Fund	Mutual Fund	N/R	9,232,197
	Vanguard Total Int’l Stock Index Fund	Mutual Fund	N/R	9,284,829
	American Funds Growth Fund of America	Mutual Fund	N/R	134,296,984
	Blackrock Liquidity Funds-TempFund	Mutual Fund	N/R	63,969,143
	Vanguard Short-Term Bond Index Fund	Mutual Fund	N/R	26,564,190
	T. Rowe Price Small Cap Val Fund	Mutual Fund	N/R	28,139,380
	Pimco Total Return Fund	Mutual Fund	N/R	15,973,153
	Vanguard Inst'l Target RET Income Fund	Mutual Fund	N/R	5,045,623
	Vanguard Inst'l Target RET 2010 Fund	Mutual Fund	N/R	4,973,198
	Vanguard Inst'l Target RET 2015 Fund	Mutual Fund	N/R	17,023,319
	Vanguard Inst'l Target RET 2020 Fund	Mutual Fund	N/R	39,984,385
	Vanguard Inst'l Target RET 2025 Fund	Mutual Fund	N/R	45,950,830
	Vanguard Inst'l Target RET 2030 Fund	Mutual Fund	N/R	37,570,569
	Vanguard Inst'l Target RET 2035 Fund	Mutual Fund	N/R	27,882,358
	Vanguard Inst'l Target RET 2040 Fund	Mutual Fund	N/R	27,683,346
	Vanguard Inst'l Target RET 2045 Fund	Mutual Fund	N/R	23,285,092
	Vanguard Inst'l Target RET 2050 Fund	Mutual Fund	N/R	16,646,793
	Vanguard Inst'l Target RET 2055 Fund	Mutual Fund	N/R	6,582,625
	Vanguard Inst'l Target RET 2060 Fund	Mutual Fund	N/R	1,763,727
	Vanguard Institutional Index Fund	Mutual Fund	N/R	88,866,736
	Vanguard Equity-Income Fund	Mutual Fund	N/R	79,800,931
*	Notes receivable from participants	Interest rates from 5.25% to 10.50% Maturity dates from January 2016 to March 2031		16,145,468
*	Campbell Soup Company Stock Fund	Company Stock	N/R	228,773,646

	Total			$1,018,782,705

__________________________________________
N/R - Participant directed investment; cost not required to be reported.

*	Party-in interest as defined by ERISA

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY 401(K) RETIREMENT PLAN

By:	/s/ Ashok Madhavan
Ashok Madhavan
Member of the Administrative Committee

Date:	June 23, 2016

INDEX OF EXHIBITS

Exhibit	Page

23.1 - Consent of Independent Registered Public Accounting Firm	16